                               File No. 69-308
                               Amendment No. 1
                                on Form U-3A-2



                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D. C.





                  AMENDMENT TO STATEMENT BY HOLDING COMPANY
                   CLAIMING EXEMPTION UNDER RULE 2 FROM THE
                   PROVISIONS OF THE PUBLIC UTILITY HOLDING
                             COMPANY ACT OF 1935








                         INTERNATIONAL PAPER COMPANY

International Paper Company (claimant) hereby amends its statement dated February 28, 2000 and filed with the Securities and Exchange Commission February 28, 2000, claiming exemption from the provisions of the Public Utility Holding Company Act of 1935 as follows:

       1. As Exhibit A (1) International Paper Company's annual report to shareholder's for 1998, as filed with the Commission on March 27, 2000 in claimant's 10-K Report (SEC File Number 001-03157) is herein incorporated by reference. The annual report contains the consolidated statements of earnings, cash flows and common shareholders' equity of the claimant and its subsidiary companies as of the close of such calendar year.

       2. As Exhibit A (3) a copy of the Statements of Income and Balance Sheets as of December 31, 1999 and December 31, 1998 of Curtis/Palmer Hydroelectric Company L.P. is attached hereto.


                              SIGNATURE

      The above-mentioned claimant has caused this amendment to be duly signed on its behalf by its authorized officer on the 21st day of December, 2000.

                                          INTERNATIONAL PAPER COMPANY
                                                 NAME OF CLAIMANT



[CORPORATE SEAL]

ATTEST:                               By: /s/ ANDREW R. LESSIN
                                         -----------------------------
                                          VICE PRESIDENT-FINANCE
                                          & CONTROLLER

/s/ CAROL M. SAMALIN
-----------------------
 ASSISTANT SECRETARY

Name, title and address of official to whom notices correspondence concerning this amendment should be addressed:

                                          MICHAEL K. CHAPMAN
                                          SENIOR COUNSEL, ENERGY & LOGISTICS
                                          INTERNATIONAL PAPER COMPANY
                                          6400 POPLAR AVE.
                                          MEMPHIS, TENNESSEE 38197

CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Partners of Curtis/Palmer Hydroelectric Company L.P.:

We have audited the accompanying balance sheets of Curtis/Palmer Hydroelectric Company L.P. (a New York limited partnership, the "Partnership") as of December 31, 1999 and 1998, and the related statements of income, cash flows and changes in partners' capital for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis/Palmer Hydroelectric Company L.P. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP


Memphis, Tennessee,
March 17, 2000.

                    CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                                 BALANCE SHEETS

                                AS OF DECEMBER 31


                      ASSETS                                 1999            1998
                      ------                           ---------------  ----------------

CURRENT ASSETS:
    Cash and temporary investments .....................   $ 6,527,902   $12,024,134
    Accounts receivable ................................     2,511,326     1,952,248
    Prepaid expenses and other .........................     1,291,746     1,272,978
                                                           -----------   -----------

                 Total current assets ..................    10,330,974    15,249,360

PROPERTY, PLANT AND EQUIPMENT, net .....................    69,929,333    71,794,984

LICENSE AND OTHER CONTRACTS, net .......................       358,006     1,442,875
                                                           -----------   -----------

                 Total assets ..........................   $80,618,313   $88,487,219
                                                           ===========   ===========

                    LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
    Due to International Paper .........................   $ 1,355,026   $ 7,120,997
    Accounts payable ...................................        86,351       211,259
    Current maturities of long-term debt ...............     6,384,480     9,508,800
                                                           -----------   -----------

                 Total current liabilities .............     7,825,857    16,841,056

LONG-TERM DEBT .........................................          --       6,384,480

PARTNERS' CAPITAL ......................................    72,792,456    65,261,683
                                                           -----------   -----------

                 Total liabilities and partners' capital   $80,618,313   $88,487,219
                                                           ===========   ===========


                     The accompanying notes are an integral
                           part of these balance sheets.

                    CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                              STATEMENTS OF INCOME

                         FOR THE YEARS ENDED DECEMBER 31


                                                     1999              1998
                                               ---------------   ---------------

REVENUES ......................................   $ 29,863,597    $ 33,467,299
                                                  ------------    ------------

COSTS AND EXPENSES:
   Operating and management fees ..............      2,902,085       8,744,079
   Maintenance and repair .....................        576,175         287,345
   Depreciation and amortization ..............      2,992,479       2,992,479
   Property taxes .............................      2,849,804       2,800,184
   Insurance ..................................        353,476         358,394
   Other ......................................        227,784         381,210
                                                  ------------    ------------

              Total costs and expenses ........      9,901,803      15,563,691
                                                  ------------    ------------

OPERATING INCOME ..............................     19,961,794      17,903,608

INTEREST INCOME (EXPENSE):
    Interest income ...........................        273,556         525,796
    Interest expense ..........................       (704,577)     (1,382,144)
                                                  ------------    ------------

NET INCOME ....................................   $ 19,530,773    $ 17,047,260
                                                  ============    ============

                  The accompanying notes are an integral
                         part of these statements.

                                      CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                                    STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                 GENERAL PARTNERS                 LIMITED PARTNERS
                                            ----------------------------    -----------------------------
                                             Saratoga          HCE-             NRG            John
                                            DEVELOPMENT     HUDSON, INC.     PACGEN, INC.     HANCOCK             TOTAL
                                            -----------    ---------------  -------------  --------------   -----------------

BALANCE, December 31, 1997 ...............   $ 28,107,214    $  7,026,801    $  7,026,801    $ 14,053,607    $ 56,214,423

    Net income ...........................      8,523,631       2,130,907       2,130,907       4,261,815      17,047,260
    Distributions to partners ............     (4,000,000)     (1,000,000)     (1,000,000)     (2,000,000)     (8,000,000)
                                             ------------    ------------    ------------    ------------    ------------

BALANCE, December 31, 1998 ...............     32,630,845       8,157,708       8,157,708      16,315,422      65,261,683

    Net income ...........................      9,765,386       2,441,347       2,441,347       4,882,693      19,530,773
    Distribution to partners .............     (6,000,000)     (1,500,000)     (1,500,000)     (3,000,000)    (12,000,000)
                                             ------------    ------------    ------------    ------------    ------------

BALANCE, December 31, 1999 ...............   $ 36,396,231    $  9,099,055    $  9,099,055    $ 18,198,115    $ 72,792,456
                                             ============    ============    ============    ============    ============

                               The accompanying notes are an integral part of these statements.


                    CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                            STATEMENTS OF CASH FLOWS

                         FOR THE YEARS ENDED DECEMBER 31


                                                                 1999            1998
                                                             ------------    ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income ...........................................   $ 19,530,773    $ 17,047,260
    Adjustments to reconcile net income to net
       cash provided by operating activities:
          Depreciation and amortization ..................      2,992,479       2,992,479
          Changes in current assets and liabilities-
              Accounts receivable ........................       (559,078)        470,465
              Prepaid expenses and other .................        (18,768)        (45,863)
              Due to International Paper .................     (5,478,626)        662,079
              Accounts payable ...........................       (412,253)        171,189
                                                             ------------    ------------

                 Net cash provided by operating activities     16,054,527      21,297,609
                                                             ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures .................................        (41,959)           --
                                                             ------------    ------------

                 Net cash used in investing activities ...        (41,959)           --
                                                             ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Distributions to partners ............................    (12,000,000)     (8,000,000)
    Principal payments on long-term debt .................     (9,508,800)     (8,218,320)
                                                             ------------    ------------

                 Net cash used in financing activities ...    (21,508,800)    (16,218,320)
                                                             ------------    ------------

NET CHANGE IN CASH AND TEMPORARY INVESTMENTS .............     (5,496,232)      5,079,289

CASH AND TEMPORARY INVESTMENTS:
    Beginning of year ....................................     12,024,134       6,944,845
                                                             ------------    ------------

    End of year ..........................................   $  6,527,902    $ 12,024,134
                                                             ============    ============

                     The accompanying notes are an integral
                             part of these statements.

                    CURTIS/PALMER HYDROELECTRIC COMPANY L.P.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


1.    ORGANIZATION AND NATURE OF OPERATIONS:
      -------------------------------------

Curtis/Palmer Hydroelectric Company L.P. (the "Partnership") was organized in 1985 under the New York Uniform Limited Partnership Act. The general partners are Saratoga Development Corporation ("SDC"), a wholly-owned subsidiary of International Paper Company ("International Paper"), and HCE-Hudson, Inc., a subsidiary of CMS Generation. The voting interests of the general partners are 98% to SDC and 2% to HCE-Hudson, Inc. As of December 31, 1999, the limited partners include NRG PacGen, Inc. ("NRG"), a subsidiary of Northern States Power, and John Hancock Mutual Life Insurance Co. ("Hancock"). The general and limited partners are collectively referred to as the "Partners." The Partnership operates the Curtis and Palmer hydroelectric generating facilities located on the Hudson River in the state of New York.

Niagara Mohawk Power Corporation ("NMPC") is required to purchase all available electricity generated by the Partnership at contractually predetermined rates (Note 5). The NMPC Power Purchase Agreement permits International Paper to purchase electricity directly from the Partnership at the same rate charged to NMPC. As of December 31, 1999, International Paper had not exercised this option.

The Partnership's license from the Federal Energy Regulatory Commission ("FERC") to own and operate its hydroelectric stations and dams on the Hudson River will expire on April 30, 2000. The Partnership has initiated a relicensing program and has made all necessary filings on a timely basis with the FERC to obtain a new license. Management believes the relicensing process will be successfully completed prior to April 30, 2000.

All net profits or losses and cash distributions are allocated to the Partners according to their respective ownership interests as follows: 50% to SDC; 25% to Hancock; 12.5% to HCE-Hudson, Inc. and 12.5% to NRG. Cash distributions are made at the discretion of the Partnership's management committee.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      ------------------------------------------

TEMPORARY INVESTMENTS

Temporary investments with an original maturity of three months or less are treated as cash equivalents and are stated at cost, which approximates market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method and recorded over the facilities' estimated 50-year useful lives.

      ------------------------------------------------------

LICENSE AND OTHER CONTRACTS

Amortization of the cost of the FERC license, NMPC Power Purchase Agreement and leasehold estate is computed using the straight-line method over the estimated useful lives of these intangible assets, commencing with the in-service dates of each phase, through April 30, 2000. Accumulated amortization was approximately $14,542,000 and $13,457,000 at December 31, 1999 and 1998, respectively.

Costs incurred with respect to the relicensing program with the FERC have been expensed as incurred. These costs were incurred in 1996 through 1999, and included approximately $12,000 and $156,000 in 1999 and 1998, respectively.

INCOME TAXES

The Partnership is not a taxable entity for Federal, state or local income tax purposes. No provision for income taxes has been recorded in the financial statements of the Partnership as all earnings or losses are allocated directly to the individual Partners.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.


3.      PROPERTY, PLANT AND EQUIPMENT:
        -----------------------------

A summary of property, plant and equipment at December 31 is as follows:

                                          1999            1998
                                     ------------    ------------

Hydroelectric dams ...............   $  5,100,000    $  5,100,000
Hydroelectric plant and equipment      90,358,190      90,316,231
                                     ------------    ------------
                                       95,458,190      95,416,231
Less-Accumulated depreciation ....    (25,528,857)    (23,621,247)
                                     ------------    ------------

Property, plant and equipment, net   $ 69,929,333    $ 71,794,984
                                     ============    ============

4.      LONG-TERM DEBT:
        --------------

The Partnership entered into a loan agreement with Toronto-Dominion Bank ("Toronto-Dominion") in 1985 secured by, among other things, the assignment by the Partners, excluding Hancock, of their respective partnership interests, the assignment of gross revenues from the Partnership's Power Purchase Agreement with NMPC and the assignment of the rights under the Partnership's management agreement with International Paper. The remaining obligation under the term loan is payable in 2000.

Interest on the term loan is based on the options selected by the Partnership as provided for in the loan agreement. The interest rate is variable, based on the prime lending rate, and is adjusted bi-annually. The weighted average interest rates for 1999 and 1998 were 6.3% and 6.4%, respectively. Interest payments made during 1999 and 1998 were approximately $705,000 and $1,382,000, respectively.

The loan agreement also provides for a working capital commitment of $3,000,000. A commitment fee of 0.25% on the unused portion of the working capital commitment is payable quarterly. The entire commitment was available at December 31, 1999 and 1998.

5.    POWER PURCHASE AGREEMENT:
      ------------------------

The Partnership has a Power Purchase Agreement with NMPC to sell the entire net output from the facilities to NMPC. In January 1995, this Power Purchase Agreement was amended and restated which, among other things, provided NMPC with short-term rate relief in exchange for an extension of the term to December 31, 2027. The agreement may be terminated under certain conditions as provided by the Power Purchase Agreement. The average purchase price paid by NMPC per thousand kilowatt hours for 1999 and 1998 was $122.47 and $111.00, respectively. The price is adjusted as set forth in the Power Purchase Agreement.

NMPC has previously asserted that the amended and restated Power Purchase Agreement and other power purchase agreements with unrelated power suppliers are uneconomical and wants to be relieved of its obligations thereunder. To date, NMPC has continued to acquire the facilities' entire net output and pay the Partnership under the terms provided in the agreement. There are currently no negotiations underway between NMPC and the Partnership.

6.    RELATED PARTY TRANSACTIONS:
      --------------------------

The Partnership is a party to a management agreement entitling International Paper to the following:

       a. An annual operating and maintenance fee of $900,000 in 1987, with future escalation based on the percentage change in the producer price index. The maintenance fees for 1999 and 1998 were approximately $1,144,000 and $1,144,000, respectively. This fee is for services, maintenance of books and records, and other operating and miscellaneous items. International Paper is also responsible for funding capital expenditures, as defined, up to a cumulative amount of $3,000,000 over the term of the management agreement. As of December 31, 1999, International Paper has funded all of this obligation. The Partnership is responsible for capital expenditures above a cumulative amount of $3,000,000.

       b. A performance fee for meeting minimum output standards, not to exceed 5% of the base amount, as defined in the agreement. Performance fees of approximately $980,000 and $1,769,000 were earned in 1999 and 1998, respectively.

       c. An incentive fee of 20% of incremental gross revenues, provided certain revenue levels are achieved, as outlined in the agreement. No incentive fees were earned in 1999 or 1998.

In addition, the Partnership is a party to a ground lease agreement under which the Partnership pays International Paper 2.5% of power sales to lease the land and water rights. If certain operating levels are achieved, International Paper receives additional rents as stipulated in the lease. Total rent expense for 1999 and 1998 was approximately $778,000 and $5,831,000, respectively, and included approximately $0 and $4,920,000 of additional rent earned during 1999 and 1998.

                           [INTERNATIONAL PAPER LOGO]

MICHAEL K. CHAPMAN
SENIOR COUNSEL - ENERGY & LOGISTICS                      INTERNATIONAL PLACE II
DIRECT         (901) 763-5888                            6400 POPLAR AVENUE
FACSIMILE    (901) 763-6029                              MEMPHIS, TN 38197
MICHAEL.CHAPMAN@IPAPER.COM


December 22, 2000

Securities and Exchange Commission
450 Fifth Avenue N.W.
Washington, D.C. 20549


RE:  International Paper Company
     Amendment to Form U-3A-2

Dear Sir/Madam:

            On behalf of International Paper Company there is transmitted for filing Amendment No. 1 to Statement dated and filed with the Commission on February 28, 2000 claiming exemption under Rule 2 from the provisions of the Public Utility Holding Company Act of 1935. Pursuant to Regulation S-T of the Securities and Exchange Commission, this Amendment to Form U-3A-2 is being electronically submitted to the Commission.

                                    Very truly yours,

                                    /s/ Michael K. Chapman

                                    Michael K. Chapman

Enclosure